Aurora Cannabis Welcomes Historic Senate Vote to Legalize the Adult Usage of Cannabis in Canada

TSX: ACB

EDMONTON, June 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) comments on today's Canadian Senate's vote in favour of Bill C-45, which governs the legalization of the adult consumer use of cannabis.

"This truly is a monumental day for Canada and the cannabis movement, with the ground-breaking Senate vote to pass Bill C-45 representing a major milestone, strengthening our global leadership in the cannabis sector, and making this country the first in the Group of Seven Nations (G7) to take this historic step," said Terry Booth, CEO. "We applaud the government's intelligent and rational public policy, initiating wholesale legislative changes - focused on clearly defined objectives - to reduce the negative impact of prohibition, while establishing a well-regulated system designed to protect public health and public safety. We must also salute and congratulate the advocates, the activists and the passionate who for decades, and often at great personal risk, spoke up, sat in, appealed laws, wrote new ones, ran studies, educated, and changed perceptions towards ending criminal prohibition."

"We are very pleased with today's vote, but more important work remains, particularly with respect to how our industry is allowed to operate and profile itself in order to meet Canadian adult consumer expectations," added Mr. Booth. "In addition, with legalization alone, the burden of prior non-violent cannabis-related convictions and charges will continue to carry a significant and unacceptable negative impact on many Canadians, disproportionately affecting individuals from marginalized populations. Aurora believes the government must now urgently consider amnesty for non-violent cannabis-related offenses, and will continue advocating on this important topic. Furthermore, we will continue our advocacy to obtain tax-exempt status for medical cannabis in support of Canada's patients whose quality of life has greatly improved through cannabis-based therapies. Medical cannabis currently is the sole prescribed medicine in Canada upon which any tax is charged, and we will continue our pursuit to correct this oversight."

Mr. Booth concluded, "With the implementation of Bill C-45 around the corner, we will continue our high-paced execution and deliver innovations, industry-leading customer care, and rapidly growing production capacity to this significant and exciting market. We will bring the Aurora Standard to the adult consumer market, delivering a uniquely satisfying customer experience."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed by Health Canada. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc. ("ALPS"). ALPS provides comprehensive project services related to the design, engineering, construction support, compliance requirement, genetics, commissioning and maintenance of Aurora Standard production facilities across the globe.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's first licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark.

The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), Western Canada's largest private retail chain of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc.

Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian licensed producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/08/c1265.html

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For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.705.606.0744, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson, Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233, (212) 896-1203, Email: pcarlson@kcsa.com, ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 00:30e 08-JUN-18